TEMPLETON FUNDS, INC.

                             ARTICLES SUPPLEMENTARY


                  TEMPLETON FUNDS, INC., a Maryland corporation registered under the Investment Company Act of 1940 and having its principal office in the State of Maryland in Baltimore City, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

                  FIRST: The Board of Directors of the Corporation, at a meeting duly convened and held on October 3, 1990, adopted a resolution to increase the total number of Shares of stock which the Corporation shall have the authority to issue to SEVEN HUNDRED FIFTY MILLION (750,000,000) Common Shares of the par value of ONE DOLLAR ($1.00) per Share and of the aggregate par value of SEVEN HUNDRED FIFTY MILLION DOLLARS ($750,000,000). The Board of Directors also adopted a resolution redesignating as "World Fund Shares" the 360,000,000 Shares previously designated as "Common Shares," classifying an additional 240,000,000 authorized but unissued Shares as World Fund Shares, and classifying an additional 110,000,000 authorized but unissued Shares as Foreign Fund Shares.

                  SECOND: The Shares of the Corporation authorized and classified pursuant to Article First of these Articles Supplementary have been so authorized and classified by the Board of Directors under the authority contained in the Charter of the Corporation. The total number of Shares of capital stock the Corporation has authority to issue has been increased by the Board


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of Directors in accordance with Section 2-105(c) of the Maryland
General Corporation Law.

                  THIRD: Immediately prior to the effectiveness of the Articles Supplementary of the Corporation as hereinabove set forth, the Corporation had the authority to issue 400,000,000 Common Shares of the par value of $1.00 per Share and having an aggregate par value of $400,000,000, of which the Board of Directors had classified 360,000,000 Shares as Common Shares, and of which the Board of Directors had classified 40,000,000 Shares as Foreign Fund Shares. As amended hereby, the Corporation's Articles of Incorporation authorize the issuance of 750,000,000 Common Shares of the par value of $1.00 per Share and having an aggregate par value of $750,000,000, of which the Board of Directors has classified 600,000,000 Shares as World Fund Shares and 150,000,000 Shares as Foreign Fund Shares. The preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the World Fund Shares (including the 360,000,000 Shares previously designated as "Common Shares") and the Foreign Fund Shares, as set forth in the Articles of Incorporation of the Corporation as heretofore amended and supplemented, are not changed by these Articles Supplementary.

                  IN WITNESS WHEREOF, Templeton Funds, Inc. has caused these Articles Supplementary to be signed in its name on its behalf by its authorized officers who acknowledge that these Articles


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Supplementary  are  the  act of the  Corporation,  that  to the  best  of  their knowledge, information and belief, all matters and facts set forth herein relating to the authorization and approval of these Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date:  October 24, 1990

                                                 TEMPLETON FUNDS, INC.



                                                  By:/s/ JOHN WM. GALBRAITH
                                                         John Wm. Galbraith
                                                         Vice President

Attest:



/s/ THOMAS M. MISTELE
Thomas M. Mistele
Secretary






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